

June 25, 2010

Joe Tyszko
President
RJS Development, Inc.
200 Miramar Blvd., NE
St. Petersburg, Florida 33704

Re: RJS Development, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 9, 2010
File No. 333-151698

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 22

1.   We note your response to comment 5 in our letter dated May 18, 2010. Please revise to make clear that while the tenants listed on page 23 are the types of tenants that will often contact developers, none of the tenants listed has contacted your company at this time to assist in the development of retail space.

Results of Operations, page 32

2.   We note your response to comment 8 in our letter dated May 18, 2010. Please describe in more detail the nature of your existing management contract from which you earned revenues for the periods presented in this section. For example, please disclose what type of property that you are managing, the nature of the services that you are providing and the term of the management contract.

Exhibit 23

3.   Refer to Exhibit 23.2. We note that your consent signed by Randall Drake is dated June 8, 2009. Please provide an updated consent as required by Item 601(b)(23)(i) of Regulation S-K.

4.   In addition, please file an acknowledgement letter regarding the use of the review report signed and dated by Peter Messineo, CPA on June 7, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Yolanda Crittendon, Staff Accountant, at 202-551-3432, or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202-551-3391 or me at 202-551-3233 with any other questions.

               Sincerely,

               Tom Kluck
               Branch Chief

cc: Clifford J. Hunt, Esq. (*via facsimile*)